SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

(Amendment No.      )*

TRUE NATURE HOLDING, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

______________________

(CUSIP Number)

Joel D. Mayersohn
Dickinson Wright PLLC
350 East Las Olas Boulevard, Suite 1750
Fort Lauderdale, Florida 33301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019
(Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Julie R. Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
	7.	Sole Voting Power
Number of Shares Beneficially owned by Each Reporting Person With:		2,545,116*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,545,116*
	10.	Shared Dispositive Power
0
11.

Aggregate Amount Beneficially Owned by Each Reporting Person

2,545,116*

*Represents 545,116 shares of Common Stock and 2,000 shares of the Company's Series X Preferred Stock of which 27,324 shares are outstanding, which votes with the Company's Common Stock as one class at the rate of 20,000 shares of Common Stock for each share of Series X Preferred Stock. The Series X Preferred Stock is not currently convertible into Common Stock.

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.02%*
14.	Type of Reporting Person (See Instructions) IN

Item 1.     Security and Issuer

This statement relates to the Common Stock, $0.001 par value (“Common Stock”) of the Issuer, True Nature Holding, Inc. (“True Nature” or “the Issuer”). The principal executive offices of the Issuer are presently located at 7535 East Hampton Avenue, Suite 400, Denver, Colorado 80231. The Reporting Person is the owner of 2,000 shares Series X Preferred Stock; $0.001 par value ("Series X Preferred Stock") of the Issuer which votes with the Common Stock at a rate of 20,000 common shares for each one share of Preferred Stock and 545,116 shares of Commons Stock.

Item 2.     Identity and Background

(a)	This statement is filed by Julie R. Smith.

(b)	Business Address: 7535 East Hampton Avenue, Suite 400 Denver, Colorado 80231

(c)	The principal business of Julie R. Smith is President and Chief Operating Officer of True Nature Holding, Inc.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person (a) has not been convicted in a criminal proceeding or (b) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Citizenship: United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration

The Series X Preferred Stock was issued in exchange for obligations owed by the Issuer to the Reporting Person, 2,000,000 shares of Common Stock were issued for services to the Issuer and 545,116 were open market purchases.

Item 4.     Purpose of Transaction

The purpose of the December 31, 2019 Preferred Stock transaction was to discharge obligations owed to the Reporting Person in exchange for Series X Preferred Stock.

Item 5.     Interest in Securities of the Issuer

As of February 14, 2020, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in Rows 11 and 13 of the cover pages.

The powers of the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in Rows 7 through 10 of the cover pages.

No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days, except as disclosed below.

On December 31, 2019, the Issuer issued the Reporting Person 2,000 shares of Series X Preferred Stock to satisfy certain obligations. Open Market Purchases of 254,616 shares of Common Stock at prices between $0.018 and $0.0285 from November 1, 2019 to December 6, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020	By: /s/ Julie R. Smith Name: Julie R. Smith